SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 52)*

                         Lions Gate Entertainment Corp.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   535919203
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 30, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      4,689,661

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      4,689,661

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,689,661

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.42%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      4,689,661

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      4,689,661

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,689,661

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.42%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      4,689,661

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      4,689,661

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,689,661

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.42%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      7,752,820

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      7,752,820

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      7,752,820

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.65%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      2,663,222

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      2,663,222

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,663,222

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.94%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      1,158,615

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,158,615

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,158,615

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.84%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      11,574,657

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      11,574,657

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      11,574,657

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      8.43%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      7,183,987

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      7,183,987

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      7,183,987

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.23%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      7,183,987

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      7,183,987

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      7,183,987

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.23%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      18,758,644

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      18,758,644

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      18,758,644

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      13.67%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      18,758,644

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      18,758,644

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      18,758,644

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      13.67%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      18,758,644

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      18,758,644

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      18,758,644

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      13.67%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      18,758,644

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
     18,758,644

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      18,758,644

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      13.67%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      18,758,644

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      18,758,644

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      18,758,644

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      13.67%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP  No.  535919203

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      23,448,305

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      23,448,305

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      23,448,305

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      17.08%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 20, 2008 (the "Initial 13D") by the Reporting Persons with respect to the shares of Common Stock, no par value (the "Shares"), issued by Lions Gate Entertainment Corp. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended to add the following:

     On August 30, 2011, the Reporting Persons entered into agreements with the Issuer and with MHR Fund Management LLC ("MHR") pursuant to which, among other things: (i) the Reporting Persons sold 11,040,493 Shares to the Issuer at $7.00 per share; (ii) the Reporting Persons sold 11,040,493 Shares to MHR at $7.00 per share; (iii) over the next 35 business days, the Issuer will have the right to designate one or more parties to purchase up to 22,080,985 additional Shares from the Reporting Persons at $7.00 per share; and (iv) the parties agreed to dismiss all outstanding litigation between them and release all claims that they may potentially have against each other. The foregoing description of the agreements does not purport to be complete and is qualified in its entirety by reference to the agreements, copies of which are filed herewith as exhibits and are incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 23,448,305 Shares (including approximately 130,382 Shares that may be deemed to be beneficially owned as a result of the ownership of $1,154,000 in aggregate principal amount of 2024 Notes and $429,000 in aggregate principal amount of 2025 Notes), representing approximately 17.08% of the Issuer's outstanding Shares (based upon the sum of (i) 137,136,937 Shares stated to be outstanding as of August 1, 2011 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2011 for the quarter ended June 30, 2011 and (ii) approximately 130,382 Shares that may be deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) under the Exchange
Act).  (1)

(1) See footnote 1 to Item 3 of Amendment No. 11 to Schedule 13D, filed by the Reporting Persons with the SEC on June 5, 2009.

     The first paragraph of Item 5(b) of the Initial 13D is hereby amended and restated in its entirety as follows:

     (b) High River may be deemed to have sole voting power and sole dispositive power with regard to 4,689,661 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Hopper, Barberry and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master may be deemed to have sole voting power and sole dispositive power with regard to 7,752,820 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master II may be deemed to have sole voting power and sole dispositive power with regard to 2,663,222 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Master III may be deemed to have sole voting power and sole dispositive power with regard to 1,158,615 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Partners may be deemed to have sole voting power and sole dispositive power with regard to 7,183,987 Shares (including Shares that may be deemed to be beneficially owned as a result of the ownership of Notes). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

     Item 5(c) of the Initial 13D is hereby amended to add the following:

     The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                Date of               Number of          Purchase Price
Reporting              Transaction           Shares Purchased   per
Person                                       or (Sold)          Share
----------------       -----------           ----------         --------------
High River           August 10, 2011             85,977               6.7411
High River           August 11, 2011              6,764               6.7497
High River           August 12, 2011             47,835               6.9000
High River           August 16, 2011              2,539               7.0030
High River           August 18, 2011              8,253               6.9864
High River           August 30, 2011         (4,416,197) (2)          7.0000

Icahn Partners       August 10, 2011            236,744               6.7411
Icahn Partners       August 11, 2011             23,300               6.7497
Icahn Partners       August 12, 2011            164,773               6.9000
Icahn Partners       August 16, 2011              8,747               7.0030
Icahn Partners       August 18, 2011             28,429               6.9864
Icahn Partners       August 30, 2011         (6,309,600) (2)          7.0000

Icahn Master         August 30, 2011         (7,619,435) (2)          7.0000

Icahn Master II      August 30, 2011         (2,718,467) (2)          7.0000

Icahn Master III     August 10, 2011            107,162               6.7411
Icahn Master III     August 11, 2011              3,756               6.7497
Icahn Master III     August 12, 2011             26,566               6.9000
Icahn Master III     August 16, 2011              1,410               7.0030
Icahn Master III     August 18, 2011              4,585               6.9864
Icahn Master III     August 30, 2011         (1,017,287) (2)          7.0000
_________________________
(2) Private sale of Shares pursuant to the agreements described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     The disclosure set forth above in Item 4 is incorporated into this Item 6 by reference.

Item 7. Exhibits

     1. Agreement dated as of August 30, 2011 among the Reporting Persons and the Issuer.

     2.   Agreement  dated as of August 30, 2011 among the Reporting Persons and
          MHR.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August  30,  2011

HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner
     By:  Barberry  Corp.,  sole  member

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

HOPPER  INVESTMENTS  LLC
     By:  Barberry  Corp.,  sole  member

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

BARBERRY  CORP.

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  II  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  III  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  OFFSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  ONSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  CAPITAL  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

IPH  GP  LLC

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:  /s/  Dominick  Ragone
          ---------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  G.P.  INC.

By:  /s/  Dominick  Ragone
     ---------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

BECKTON  CORP.

By:  /s/  Edward  E.  Mattner
     ------------------------
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN